FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Intellectual Property Rights Reaching Historical Highs”, dated on March 26, 2003.
2.	Taiwan Stock Exchange filing entitled, “Equity investment in FDTC ”, dated March 27, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: March 28, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

AU Optronics Intellectual Property Rights Reaching Historical Highs

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

Hsin Chu, Taiwan, March 26th, 2003 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), AU Optronics has placed the highest number of patent applications in Taiwan’s flat display panel industry. Reflecting its commitment to technology development and advancements and Intellectual Property Rights.

     According to the Ministry of Economic Affairs Intellectual Rights Departmental statistics, AU Optronics was ranked as the 8th highest applications of patents for the year 2002. Within Taiwan’s flat panel display industry, At 265 cases applied, AU Optronics had placed more patent applications than any other in its industry, a 250% increments as compared to the previous year (1990 at 106 applications). This signifies AUO’s strong hold in the new technology and commitment for the flat display panel arena.

     Dr. Fan Luo, Director and Executive Vice President, heading AUO’s TFT-LCD New, Process, and Product Technologies stated that although Taiwan came into the picture after both Japan and Korea, it has managed to catch up in a short time. Presently most new technologies are imported and it is essential to continue research and development for new technologies and improvement on existing technologies.

     President of AUO, Mr. HB Chen, reiterates that AUO’s dedication for research and development will not waver. “Intellectual property rights play a key role in achieving competitive advantages in this industry. With the completion of AU Technology Center next year, it will effectively integrate our R&D resources, strengthen our research capabilities, and significantly increase our number count in intellectual property right ownership. AUO is presently transforming one of our G3.5 fabs into production of low-temperature Poly Silicon (LTPS) flat panels and we plan to bring on board 1,000 engineers for research and development for the coming three year horizon. ”

     On March 10th, AUO officially signed an agreement with Fujitsu Display Technologies (“FDTC”), a technology arm of Fujitsu Limited, forming a joint development program for both fundamental technology research and development of advanced applications. Combining FDTC’s advanced technology, such as their patented wide view angle MVA (“Multi-domain Vertical Alignment”) technology best utilized in large size LCD panel applications, with AUO’s leading manufacturing, this collaboration will actively develop advanced design, process and production technologies, and manufacturing capacity cooperation. In addition, AUO will be entitled to the usage of FJDT’s intellectual property rights. All in all, this groundbreaking development is a historical one for not only AUO but also the flat panel display industry.

ABOUT AU OPTRONICS

     AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a world-leading manufacturer of TFT-LCD modules. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

Currently AUO operates three 3.5-generation and one fourth-generation TFT- LCD fab. A fifth-generation TFT-LCD fab., currently under trial run and equipment installation, is expected to begin commercial production in the second quarter of 2003. AUO also operates three module assembly facilities, and one R&D fab. specializing in low temperature poly silicon TFT and organic LED.

In addition to manufacturing and assembly facilities in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through two business units including Audio Video Displays Applications and Information Displays Applications. The Company had net sales under ROC GAAP of NT$75.5 billion (US$2.15 billion) in 2002.. Website: http://www.auo.com

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AU Optronics Corporation
March 27 2003
English Language Summary

Subject: Equity investment in FDTC

Date of events: 2003/03/27

Content:

1.	Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated): Common stock of FDTC

2.	Date of the occurrence of the event: 2003/03/27

3.	Transaction volume, unit price, total transaction size: Transaction volume: 750 common shares; Unit price: Yen 1,974,000 per share; transaction size: Yen 1,480,500,000

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fujitsu Display Technologies Corporation (“FDTC”)

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person's relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets): N/A

8.	Terms of delivery or payment (including payment period and monetary amount): One-time payment.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Pursuant to the Stock Purchase Agreement signed by AUO and FDTC.

10.	Name of the professional appraisal institution and its appraisal findings, or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period. If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced: Opinion of the auditing CPA: Transaction price deemed reasonable based on review results of the agreement, the Company's internal appraisal reports and the decision making process.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities): Current cumulative volume: 750 common shares, Current cumulative amount: Yen 1,480,500,000 and percentage of shareholding: 20%.

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 4.31%, 7.10%, NT$ 29,596,424,000

13.	If there is broker, and the broker is an actual related party, the identity of the broker and the broker's fee to be paid: N/A

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Opinions of directors expressing opposition to the trade: N/A

16.	Any other matters that need to be specified: N/A